UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000 Australia
GPO BOX 86
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 4372
bhpbilliton.com

BHP Billiton Plc
Neathouse Place
London SW1V 1BH UK
Tel +44 20 7802 4000
Fax + 44 20 7802 4111
bhpbilliton.com

20 August 2013

To: Australian Securities Exchange
London Stock Exchange

cc: New York Stock Exchange
JSE Limited

SUPPLEMENTARY FINANCIAL INFORMATION

Further to the release of the Group's 2013 financial year results, BHP Billiton today released Supplementary Financial Information for the 2013 financial year.

Nicola Kleynhans
Deputy Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP BILLITON REPORT FOR THE YEAR ENDED 30 JUNE 2013
SUPPLEMENTARY INFORMATION

The following notes and definitions are relevant to the table below and those on the following pages:
- Revenue is based on Group realised prices.
- EBIT is Underlying EBIT which is defined as earnings before net finance costs, taxation and any exceptional items.
- EBITDA is EBIT before depreciation, amortisation and impairments.
- Depreciation and amortisation (D&A) includes depreciation, amortisation and impairments.
- Capex includes accrued capital expenditure and excludes capitalised interest and capitalised exploration.
- Net operating assets represent operating assets net of operating liabilities and predominantly exclude cash balances, interest bearing liabilities and deferred tax balances.
- Other, as disclosed within each business on the subsequent pages, predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations, where relevant.

BHP BILLITON GROUP

Year ended 30 June 2013

	US$ million							
	Revenue (1)	Underlying EBIT (1)	Exceptional items	Profit from operations	Net operating assets	Capex (2)	Exploration gross (3)	Exploration to profit (4)
Petroleum and Potash	13,213	5,651	1,273	6,924	38,225	7,730	764	709
Copper	11,991	3,622	355	3,977	15,605	2,120	246	246
Iron Ore	20,215	11,121	(827)	10,294	23,786	6,255	217	74
Coal	10,723	746	(79)	667	14,050	3,887	42	42
Aluminium, Manganese and Nickel	9,278	164	(3,923)	(3,759)	8,622	758	57	53
Group and unallocated items (5)	623	(177)	1,299	1,122	423	132	–	–
Inter-segment adjustment	(75)	–	–	–	–	–	–	–
BHP Billiton Group	**65,968**	**21,127**	**(1,902)**	**19,225**	**100,711**	**20,882**	**1,326**	**1,124**

Year ended 30 June 2012

	US$ million							
	Revenue (1)	Underlying EBIT (1)	Exceptional items	Profit from operations	Net operating assets	Capex (2)	Exploration gross (3)	Exploration to profit (4)
Petroleum and Potash	12,937	6,020	(2,835)	3,185	33,921	6,290	1,575	1,038
Copper	11,596	3,965	(360)	3,605	14,011	2,650	330	324
Iron Ore	22,601	14,201	–	14,201	18,702	5,634	287	135
Coal	13,598	2,797	308	3,105	11,276	3,701	174	174
Aluminium, Manganese and Nickel	9,911	(24)	(574)	(598)	12,897	1,783	79	68
Group and unallocated items (5)	1,636	279	(25)	254	1,143	165	7	7
Inter-segment adjustment	(53)	–	–	–	–	–	–	–
BHP Billiton Group	**72,226**	**27,238**	**(3,486)**	**23,752**	**91,950**	**20,223**	**2,452**	**1,746**

(1) Total third party revenue for the Group is US$2,765 million and EBIT is US$121 million (2012: US$3,479 million and US$126 million).
(2) Capex in aggregate comprises US$18,401 million growth and US$2,481 million other (2012: US$17,735 million growth and US$2,488 million other).
(3) Includes US$304 million capitalised exploration (2012: US$850 million).
(4) Includes US$102 million exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2012: US$144 million).
(5) Includes the Group's diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products business, consolidation adjustments, unallocated items and external sales of freight and fuel via the Group's transport and logistics operations.

1

PETROLEUM AND POTASH

Year ended 30 June 2013

	US$ million							
	Revenue [1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [2]	Exploration gross [3]	Exploration to profit [4]
Bass Strait	1,921	1,564	119	1,445	2,834	457		
North West Shelf	2,578	1,913	234	1,679	1,880	218		
Atlantis	853	710	147	563	2,166	391		
Shenzi	1,614	1,519	283	1,236	1,524	265		
Mad Dog	276	233	98	135	420	121		
Onshore US [5]	2,987	1,508	1,795	(287)	25,019	4,816		
Algeria [6]	533	460	18	442	90	24		
UK	244	95	46	49	45	8		
Exploration	–	(522)	230	(752)	529	–		
Other [7] [8]	2,032	1,746	282	1,464	1,960	772		
Total Petroleum	**13,038**	**9,226**	**3,252**	**5,974**	**36,467**	**7,072**	**675**	**620**
Potash	–	(309)	25	(334)	1,758	658		
Total Potash	**–**	**(309)**	**25**	**(334)**	**1,758**	**658**	**89**	**89**
Total Petroleum and Potash from Group production	**13,038**	**8,917**	**3,277**	**5,640**	**38,225**	**7,730**		
Third party products	175	11	–	11	–	–		
Total Petroleum and Potash	**13,213**	**8,928**	**3,277**	**5,651**	**38,225**	**7,730**	**764**	**709**

Year ended 30 June 2012

	US$ million							
	Revenue [1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [2]	Exploration gross [3]	Exploration to profit [4]
Bass Strait	1,950	1,560	110	1,450	2,362	699		
North West Shelf	2,375	1,819	211	1,608	1,700	278		
Atlantis	769	638	146	492	1,515	298		
Shenzi	1,767	1,650	333	1,317	1,463	343		
Mad Dog	–	(28)	9	(37)	380	105		
Onshore US [5]	2,169	1,300	1,440	(140)	22,517	3,293		
Algeria [6]	635	560	52	508	66	24		
UK	322	223	35	188	(6)	12		
Exploration	–	(636)	188	(824)	780	–		
Other [7] [8] [9]	2,720	2,326	543	1,783	1,921	778		
Total Petroleum	**12,707**	**9,412**	**3,067**	**6,345**	**32,698**	**5,830**	**1,355**	**818**
Potash	–	(328)	–	(328)	1,223	460		
Total Potash	**–**	**(328)**	**–**	**(328)**	**1,223**	**460**	**220**	**220**
Total Petroleum and Potash from Group production	**12,707**	**9,084**	**3,067**	**6,017**	**33,921**	**6,290**		
Third party products	230	3	–	3	–	–		
Total Petroleum and Potash	**12,937**	**9,087**	**3,067**	**6,020**	**33,921**	**6,290**	**1,575**	**1,038**

(1) Petroleum revenue from Group production includes: crude oil US$7,604 million (2012: US$7,804 million), natural gas US$2,842 million (2012: US$2,426 million), LNG US$1,686 million (2012: US$1,483 million), NGL US$823 million (2012: US$780 million) and other US$83 million (2012: US$214 million).
(2) Capex in aggregate comprises Petroleum US$6,926 million growth and US$146 million other (2012: US$5,709 million growth and US$121 million other) and Potash US$646 million growth and US$12 million other (2012: US$460 million growth and US$nil million other).
(3) Includes US$153 million of Petroleum capitalised exploration (2012: US$681 million).
(4) Includes US$98 million of Petroleum exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2012: US$144 million).
(5) Includes Petrohawk Energy Corporation (acquired on 20 August 2011). The year ended June 2012 includes a gain on hedging activity of US$192 million.
(6) Algeria includes ROD and Ohanet. The Ohanet Risk Sharing Contract expired in October 2011.
(7) Includes the following fields - Macedon, Pyrenees, Stybarrow, Neptune, Minerva, Angostura, West Cameron 76, Genesis, Starlifter and Pakistan. West Cameron 76 and Starlifter were divested in May 2012.
(8) Includes an unrealised loss of US$84 million related to Angostura embedded derivative (2012: US$99 million unrealised gain).
(9) Includes a post-closing payment of US$100 million received in December 2011 relating to the 2006 divestment of BHP Billiton's interest in Cascade and Chinook.
(10) Total barrels of oil equivalent (million) based on a conversion rate of 6 billion standard cubic feet of gas per million barrels of oil equivalent.

Production	**2013**	**2012**
Crude oil and condensate (million barrels of oil equivalent)	72.5	71.2
Natural gas (billion cubic feet)	874.3	822.3
NGL (million barrels of oil equivalent)	17.5	14.1
Total petroleum products (million barrels of oil equivalent) [10]	235.8	222.3

2

COPPER

Year ended 30 June 2013

	US$ million							
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [1]	Exploration gross [2]	Exploration to profit
Escondida	4,927	2,788	372	2,416	5,875	1,301		
Pampa Norte [3]	1,818	695	227	468	2,514	119		
Antamina	1,303	795	80	715	1,237	214		
Cannington	1,365	646	40	606	206	35		
Olympic Dam	1,873	245	249	(4)	6,418	225		
Other [4]	127	(557)	19	(576)	(645)	226		
Total Copper from Group production	**11,413**	**4,612**	**987**	**3,625**	**15,605**	**2,120**		
Third party products	578	(3)	–	(3)	–	–		
Total Copper	**11,991**	**4,609**	**987**	**3,622**	**15,605**	**2,120**	**246**	**246**

Year ended 30 June 2012

	US$ million							
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [1]	Exploration gross [2]	Exploration to profit
Escondida	4,002	2,101	273	1,828	4,792	1,173		
Pampa Norte [3]	2,152	1,037	200	837	2,332	242		
Antamina	1,229	824	40	784	1,088	256		
Cannington	1,590	908	53	855	194	96		
Olympic Dam	2,146	434	220	214	6,404	394		
Other [4]	43	(600)	(64)	(536)	(799)	489		
Total Copper from Group production	**11,162**	**4,704**	**722**	**3,982**	**14,011**	**2,650**		
Third party products	434	(17)	–	(17)	–	–		
Total Copper	**11,596**	**4,687**	**722**	**3,965**	**14,011**	**2,650**	**330**	**324**

(1) Capex in aggregate comprises US$1,468 million growth and US$652 million other (2012: US$2,010 million growth and US$640 million other).
(2) Includes US$nil million capitalised exploration (2012: US$6 million).
(3) Includes Spence and Cerro Colorado.
(4) Includes Pinto Valley. Depreciation and amortisation includes impairment reversals of US$nil million relating to Pinto Valley (2012: US$71 million). BHP Billiton has agreed to sell its Pinto Valley mining operation. The transaction is subject to regulatory approval, and other customary conditions, and is expected to be completed in the second half of the 2013 calendar year.

Production	**2013**	**2012**
Payable copper in concentrate ('000 tonnes)	634.4	460.8
Copper cathode ('000 tonnes)	575.0	633.7
Uranium oxide concentrate (tonnes)	4,102	3,885
Gold - payable ('000 ounces)	154.4	168.7
Silver - payable ('000 ounces)	37,655	41,308
Lead - payable ('000 tonnes)	214.4	239.9
Zinc - payable ('000 tonnes)	128.2	112.2

3

IRON ORE

Year ended 30 June 2013

	US$ million							
	Revenue [1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [2]	Exploration gross [3]	Exploration to profit
Western Australia Iron Ore	18,452	11,428	1,004	10,424	21,237	5,483		
Samarco	1,622	811	61	750	2,534	772		
Other	–	(84)	–	(84)	15	–		
Total Iron Ore from Group production	**20,074**	**12,155**	**1,065**	**11,090**	**23,786**	**6,255**		
Third party products [4]	141	31	–	31	–	–		
Total Iron Ore	**20,215**	**12,186**	**1,065**	**11,121**	**23,786**	**6,255**	**217**	**74**

Year ended 30 June 2012

	US$ million							
	Revenue [1]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [2]	Exploration gross [3]	Exploration to profit
Western Australia Iron Ore	20,480	14,025	763	13,262	16,994	4,974		
Samarco	1,996	1,106	55	1,051	1,788	602		
Other	–	(135)	8	(143)	(80)	58		
Total Iron Ore from Group production	**22,476**	**14,996**	**826**	**14,170**	**18,702**	**5,634**		
Third party products [4]	125	31	–	31	–	–		
Total Iron Ore	**22,601**	**15,027**	**826**	**14,201**	**18,702**	**5,634**	**287**	**135**

(1) Includes inter-segment revenue of US$55 million (2012: US$39 million).
(2) Capex in aggregate comprises US$6,072 million growth and US$183 million other (2012: US$5,584 million growth and US$50 million other).
(3) Includes US$143 million capitalised exploration (2012: US$152 million).
(4) Includes Boodarie Iron sales of contracted gas purchases and US$15 million mark to market gain on an embedded derivative (2012: US$27 million gain).

Production	**2013**	**2012**
Iron ore (million tonnes)	169.9	159.5

4

COAL

Year ended 30 June 2013

	US$ million							
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [1]	Exploration gross	Exploration to profit
Queensland Coal	4,452	627	376	251	7,988	2,651		
Illawarra	1,287	311	148	163	1,238	409		
South Africa Coal	1,457	177	211	(34)	1,334	101		
New Mexico	588	95	49	46	164	28		
New South Wales Energy Coal	1,526	314	120	194	2,116	348		
Colombia	828	307	65	242	1,078	265		
Other	–	(158)	2	(160)	111	85		
Total Coal from Group production	**10,138**	**1,673**	**971**	**702**	**14,029**	**3,887**		
Third party products	585	44	–	44	21	–		
Total Coal	**10,723**	**1,717**	**971**	**746**	**14,050**	**3,887**	**42**	**42**

Year ended 30 June 2012

	US$ million							
	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex [1]	Exploration gross	Exploration to profit
Queensland Coal	5,875	1,480	260	1,220	5,787	2,465		
Illawarra	1,701	826	159	667	1,058	316		
South Africa Coal	1,894	468	190	278	1,425	162		
New Mexico	587	36	45	(9)	169	40		
New South Wales Energy Coal	1,599	538	80	458	1,974	565		
Colombia	1,086	537	59	478	904	126		
Other	–	(383)	2	(385)	(14)	27		
Total Coal from Group production	**12,742**	**3,502**	**795**	**2,707**	**11,303**	**3,701**		
Third party products	856	90	–	90	(27)	–		
Total Coal	**13,598**	**3,592**	**795**	**2,797**	**11,276**	**3,701**	**174**	**174**

(1) Capex in aggregate comprises US$3,023 million growth and US$864 million other (2012: US$2,668 million growth and US$1,033 million other).

Production	2013	2012
Metallurgical coal (million tonnes)	37.7	33.2
Energy coal (million tonnes)	72.9	71.1

5

ALUMINIUM, MANGANESE AND NICKEL

Year ended 30 June 2013

US$ million

Underlying Underlying Net operating Exploration Exploration

Revenue(1) EBITDA D&A EBIT assets Capex (2) (3) gross(4) to profit(5)

Alumina 1,422 119 239(120) 3,850 98

Aluminium 2,620 92 127(35) 2,157 27

Intra-divisional adjustment(638) — — — -

3,404 211 366(155) 6,007 125

Manganese 2,113 580 102 478 1,521 322 4 4

Nickel West 1,773(100) 208(308) 127 263 53 49

Cerro Matoso 803 235 79 156 955 44

Other -(45) -(45) 12 4

Total Aluminium, Manganese and Nickel

from Group production 8,093 881 755 126 8,622 758

Third party products 1,185 38—38 —

Total Aluminium, Manganese and Nickel 9,278 919 755 164 8,622 758 57 53

Year ended 30 June 2012

US$ million

Underlying Underlying Net operating Exploration Exploration

Revenue(1) EBITDA D&A EBIT assets Capex (2) (3) gross(4) to profit(5)

Alumina 1,277(14) 190(204) 6,187 827

Aluminium 2,638 38 126(88) 2,373 25

Intra-divisional adjustment(636) — ——2 2

3,279 24 316(292) 8,560 852

Manganese 2,136 355 124 231 1,215 418 9 9

Nickel West 2,043 83 312(229) 1,956 337 68 57

Cerro Matoso 876 414 80 334 1,002 105

Other -(86) 1(87) 164 71

Total Aluminium, Manganese and Nickel

from Group production 8,334 790 833(43) 12,897 1,783

Third party products 1,577 19—19 —

Total Aluminium, Manganese and Nickel 9,911 809 833(24) 12,897 1,783 79 68

Includes inter-segment revenue of US$20 million (2012: US$14 million).

Capex in aggregate comprises US$206 million growth and US$552 million other (2012: US$1,182 million growth and US$601 million other).

Capex includes US$4 million of expenditure in relation to centralising offices (2012: US$71 million).

Includes US$8 million capitalised exploration (2012: US$11 million).

Includes US$4 million exploration expenditure previously capitalised, written off as impaired (included in depreciation & amortisation) (2012: US$nil million).

Production 2013 2012

Alumina (‘000 tonnes) 4,880 4,152

Aluminium (‘000 tonnes) 1,179 1,153

Manganese ore (‘000 tonnes) 8,517 7,931

Manganese alloy (‘000 tonnes) 608 602

Nickel (‘000 tonnes) 154.1 157.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 20, 2013	By:	/s/ Jane McAloon
Name: Jane McAloon
	Title:	Group Company Secretary